Exhibit 3

CERTIFICATE OF AMENDMENT

AMENDMENT TO FOURTH AMENDED AND RESTATED CERTIFICATE OF INCORPORATION

OF

PROCESSA PHARMACEUTICALS, INC.

Processa Pharmaceuticals, Inc. (hereinafter called the “Corporation”), a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware, does hereby certify as follows:

I. The name of the corporation is Processa Pharmaceuticals, Inc. The date of the filing of its original Certificate of Incorporation with the Secretary of State of the State of Delaware was March 29, 2011. The Certificate of Incorporation was restated on April 15, 2011, October 25, 2011, and July 24, 2012, was amended on June 28, 2011, and June 21, 2013, and restated and amended on September 27, 2017 and amended on October 23, 2017.

2. This Amendment to the Fourth Amended and Restated Certificate of Incorporation was duly adopted by the board of directors and the stockholders of the Corporation in accordance with the applicable provisions of Sections 141, 228 and 242 of the General Corporation Law of the State of Delaware.

3. This Amendment to the Fourth Amended and Restated Certificate of Incorporation amends the text of the Fourth paragraph to read as herein set forth in full:

FOURTH: The total number of shares of all classes of stock which the Corporation shall have authority to issue is (i) 100,000,000 shares of Common Stock, $0.0001 par value per share (“Common Stock”) and (ii) 1,000,000 shares of Preferred Stock, $0.000 I par value per share (“Preferred Stock”).

The following is a statement of the designations and the powers, privileges and rights, and the qualifications, limitations or restrictions thereof in respect of each class of capital stock of the Corporation.

A. COMMON STOCK

1.	General. The voting, dividend and liquidation rights of the holders of the Common Stock are subject to and qualified by the rights of the holders of the Preferred Stock of any series as may be designated by the Board of Directors upon any issuance of the Preferred Stock of any series.

2.	Voting. The holders of the Common Stock shall have voting rights at all meetings of stockholders, each such holder being entitled to one vote for each share thereof held by such holder; provided, however, that, except as otherwise required by law, holders of Common Stock shall not be entitled to vote on any amendment to this Certificate of Incorporation (which, as used herein, shall mean the certificate of incorporation of the Corporation, as amended from time to time, including the terms of any certificate of designations of any series of Preferred Stock) that relates solely to the terms of one or more outstanding series of Preferred Stock if the holders of such affected series are entitled, either separately or together as a class with the holders of one or more other such series, to vote thereon pursuant to this Certificate of Incorporation. There shall be no cumulative voting.

The number of authorized shares of Common Stock may be increased or decreased (but not below the number of share thereof then outstanding) by the affirmative vote of the holders of a majority of the stock of the Corporation entitled to vote, irrespective of the provisions of Section 242 (bX2) of the General Corporate Law of the State of Delaware.

3.	Dividends. Dividends may be declared and paid on the Common Stock from funds lawfully available therefor as and when determined by the Board of Directors and subject to any preferential dividend or other rights of any then outstanding Preferred Stock.

4.	Liquidation. Upon the dissolution or liquidation of the Corporation, whether voluntary or involuntary, holders of Common Stock will be entitled to receive all assets of the Corporation available for distribution to its stockholders, subject to any preferential or other rights of any then outstanding Preferred Stock.

B. PREFERRED STOCK

Preferred Stock may be issued from time to time in one or more series, each of such series to have such terms as stated or expressed herein and in the resolution or resolutions providing for the issue of such series adopted by the Board of Directors of the Corporation as hereinafter provided. Any shares of Preferred Stock which may be redeemed, purchased or acquired by the Corporation may be reissued except as otherwise provided by law.

Authority is hereby expressly granted to the Board of Directors from time to time to issue the Preferred Stock in one or more series, and in connection with the creation of any such series, by adopting, a resolution or resolutions providing for the issuance of the shares thereof and by filing a certificate of designations relating thereto in accordance with the General Corporation Law of the State of Delaware, to determine and fix the number of shares of such series and such voting powers, full or limited, or no voting powers, and such designations, preferences and relative participating, optional or other special rights, and qualifications, limitations or restrictions thereof, including without limitation thereof, dividend rights, conversion rights, redemption privileges and liquidation preferences, as shall be stated and expressed in such resolutions, as to the full extent now or hereafter permitted by the General Corporation Law of the State of Delaware. Without limiting the generality of the foregoing, the resolutions providing for issuance of any series of Preferred Stock may provide that such series shall be superior or rank equally or be junior to any other series of Preferred Stock to the extent permitted by law.

The number of authorized shares of Preferred Stock may be increased or decreased (but not below the number of shares then outstanding) by the affirmative vote of the holders of a majority of the voting power of the capital stock of the Corporation entitled to vote thereon, voting as a single class, irrespective of the provisions of Section 242(b)(2) of the General Corporation Law of the State of Delaware.

EXECUTED on August 8, 2019

By:	/s/ James Stanker
Name:	James Stanker
Title:	Chief Financial Officer